UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67059V209

(CUSIP Number)

Charles E. Sheedy

Two Houston Center, Suite 2907

Houston, TX 77010

(713) 654-4484

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67059V209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sheedy, Charles E.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
13,095,132 as of October 5, 2020 (the date of event of this Statement)* 11,000,000 as of July 5, 2022 (the date of filing of this Statement)*
Number of Shares	8.	Shared Voting Power
Beneficially		3,365 as of October 5, 2020 (the date of event of this Statement)*
Owned by		3,365 as of July 5, 2022 (the date of filing of this Statement)*
Each
Reporting	9.	Sole Dispositive Power
Person With		13,095,132 as of October 5, 2020 (the date of event of this Statement)* 11,000,000 as of July 5, 2022 (the date of filing of this Statement)*

	10.	Shared Dispositive Power
3,365 as of October 5, 2020 (the date of event of this Statement)* 3,365 as of July 5, 2022 (the date of filing of this Statement)*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
13,098,497 as of October 5, 2020 (the date of event of this Statement)* 11,003,365 as of July 5, 2022 (the date of filing of this Statement)*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
39.0% as of October 5, 2020 (the date of event of this Statement)* 26.8% as of July 5, 2022 (the date of filing of this Statement)*
14.	Type of Reporting Person (See Instructions)
IN

* Refer to Item 5 of this Statement on Schedule 13D for a description of the shares beneficially owned and corresponding percent of class, and material changes and related recent transactions during the period between the date of event and the date of filing of this Statement.

This Statement on Schedule 13D (this “Statement”) amends the Schedule 13D initially filed by Charles E. Sheedy (the “Reporting Person”) with the Securities and Exchange Commission on September 19, 2016 as amended on August 18, 2017 with respect to the Common Stock, par value $0.0001 per share of Nuo Therapeutics, Inc. (the “Common Stock”).

Item 1. Security and Issuer

This Statement relates to the Common Stock of Nuo Therapeutics, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 8285 El Rio, Suite 190, Houston TX 77054.

Item 3. Source and Amount of Funds or Other Consideration

Effective on October 5, 2020, the Issuer entered into a Recapitalization Agreement (the “Recapitalization Agreement”) with certain noteholders including the Reporting Person. Pursuant to the Recapitalization Agreement, such noteholders agreed to convert the principal balance of previously issued notes plus accrued interest into shares of Common Stock (the “Conversion Shares”) plus the purchase, for cash, of additional shares of Common Stock (the “Purchase Shares”) at $0.40 per share. Pursuant to the Recapitalization Agreement, such noteholders also were issued warrants (the “Replacement Warrants”) to purchase shares of Common Stock. Each Replacement Warrant was exercisable at any time, at an exercise price per share equal to $0.40, subject to certain adjustments and price protection provisions, and had a term of five years. Also pursuant to the Recapitalization Agreement, warrants to purchase shares of Common Stock held by the noteholders, originally issued in connection with the notes (the “Original Warrants”), were canceled. Accordingly, the Reporting Person acquired 302,205 Conversion Shares; 175,000 Purchase Shares; and a Replacement Warrant to purchase 1,431,615 shares of Common Stock. As consideration for such acquisition, the Reporting Person converted a note with a balance due of $120,882.19 as of September 30, 2020, paid $70,000 in cash from personal funds, and cancelled an Original Warrant to purchase 165,000 shares of Common Stock.

The Recapitalization Agreement and the securities attributable to the Reporting Person were described in a Current Report on Form 8-K filed by the Issuer on October 5, 2020 and reported in a Form 5 for the fiscal year ended December 31, 2020 filed by the Reporting Person on April 26, 2022.

Effective on December 1, 2021, the Issuer entered into a Warrant Modification Agreement (the “Modification Agreement”) with the holders of Replacement Warrants, including those held by the Reporting Person, whereby such warrants were modified to adjust the warrant exercise price from $0.40 per share to $0.20 per share (the “Modified Warrants”) provided the respective warrants of the holders were exercised prior to January 31, 2022.

Effective on December 30, 2021, the Reporting Person exercised the Modified Warrant and acquired 1,431,615 shares of Common Stock for a purchase price of $286,323 in cash from personal funds.

The Modification Agreement and the securities attributable to the Reporting Person were described in a Current Report on Form 8-K filed by the Issuer on January 4, 2022 and reported in a Form 5 for the fiscal year ended December 31, 2021 filed by the Reporting Person on April 26, 2022.

Effective on April 29, 2022, the Reporting Person acquired 804,868 shares of Common Stock at a price of $1.00 per share for an aggregate purchase price of $804,868 as part of a private placement by the Issuer. The acquisition was reported in a Form 4 filed by the Reporting Person on May 2, 2022.

Item 4. Purpose of the Transaction

The Reporting Person acquired the securities of the Issuer as of the date of event of this Statement for investment purposes and in connection with his service as an officer member of the Board of the Issuer. Since then, and through the date of filing of this Statement, he has acquired additional securities of the Issuer as described in Items 3 and 5, and has held his securities in the Issuer, for investment purposes and in connection with his service as an officer and member of the Board of the Issuer.

In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise.

Other than set forth above, the Reporting Person does not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

In connection with the transactions described in Item 3, the aggregate number of securities of the Issuer beneficially owned by the Reporting Person to which this Statement relates as of each transaction date is provided in the tables below.

The 3,365 shares reflected in the tables for which the Reporting Person holds shared voting and dispositive power are held in five separate trusts for the benefit of the Reporting Person’s children.

As of October 5, 2020, the event date and due date of this Statement, based upon 29,235,887 shares of Common Stock outstanding as of October 5, 2020 as set forth in Schedule 2.02(b) to the Recapitalization Agreement, the Reporting Person beneficially owned the following amount of the Common Stock:

	Shares	Warrants	Total	Percentage
Sole Voting and Dispostive Power	8,760,152	4,331,615	13,091,767	39.0%
Shared Voting and Dispostive Power	3,365	-	3,365	-
Total	8,763,517	4,331,615	13,095,132	39.0%

The amount of warrants listed in the table above include warrants issued on May 5, 2016 to purchase 2,900,000 shares of Common Stock but which subsequently expired unexercised on May 5, 2021.

As of December 1, 2021, based upon 30,258,744 shares of Common Stock outstanding as of March 15, 2021 based upon information provided by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the Reporting Person beneficially owned the following amount of the Common Stock:

	Shares	Warrants	Total	Percentage
Sole Voting and Dispostive Power	8,760,152	1,431,615	10,191,767	32.2%
Shared Voting and Dispostive Power	3,365	-	3,365	-
Total	8,763,517	1,431,615	10,195,132	32.2%

As of December 30, 2021, based upon 37,124,205 shares of Common Stock outstanding upon exercise of all Modified Warrants based upon information provided by the Issuer, the Reporting Person beneficially owned the following amount of the Common Stock:

	Shares	Warrants	Total	Percentage
Sole Voting and Dispostive Power	10,191,767	-	10,191,767	27.5%
Shared Voting and Dispostive Power	3,365	-	3,365	-
Total	10,195,132	-	10,195,132	27.5%

As of April 29, 2022, based upon 40,674,205 shares of Common Stock outstanding as of March 15, 2022 and based upon information provided by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in a Form D filed by the Issuer on May 6, 2022 with regard to the issuance of 3,550,000 shares of Common Stock in a private placement, the Reporting Person beneficially owned the following amount of the Common Stock:

	Shares	Warrants	Total	Percentage
Sole Voting and Dispostive Power	11,000,000	-	11,000,000	27.0%
Shared Voting and Dispostive Power	3,365	-	3,365	-
Total	11,003,365	-	11,003,365	27.0%

As of July 5, 2022, the filing date of this Statement, based upon 41,081,962 shares of Common Stock outstanding as of May 6, 2022 based upon information provided by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2022 and in a Form D filed by the Issuer on May 19, 2022 with regard to the issuance of 407,757 shares of Common Stock in a private placement, the Reporting Person beneficially owned the following amount of the Common Stock:

	Shares	Warrants	Total	Percentage
Sole Voting and Dispostive Power	11,000,000	-	11,000,000	26.8%
Shared Voting and Dispostive Power	3,365	-	3,365	-
Total	11,003,365	-	11,003,365	26.8%

Except as described above, the Reporting Person did not effect any transactions in the securities of the Issuer in the 60 days prior to each transaction date listed above and the filing date of this Statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

July 5, 2022	By:	/s/ Charles E. Sheedy
	Name:	Charles E. Sheedy

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)